August 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Officer of Finance

Washington, D.C. 20549

Attention: Robert Arzonetti and Tonya Aldave

Re:	Beneficient Registration Statement on Form S-1 Filed July 19, 2023 File No. 333-273328

Ladies and Gentlemen:

On behalf of Beneficient (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated August 10, 2023, regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on July 19, 2023. In connection with this letter, an amendment to the Registration Statement (“Amendment No. 1”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 1. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 1.

Registration Statement on Form S-1

General

1.

Please expand your discussion to reflect the fact that this offering and the two additional registration statements on Form S-1 filed on July 19, 2023 involve the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that selling shareholders will be able to sell all of their shares for so long as the registration statements are available for use.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

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U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 2

2.

Please expand your discussion of capital resources subsection of the management’s discussion and analysis section to address any changes in the company’s liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company’s ability to raise additional capital. In this regard we note that you have filed several registration statements on July 19, 2023 that may result in the significant number of redemptions and that it is unlikely that you will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of your Class A common stock.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 148 of Amendment No. 1 accordingly.

3.

On July 28, 2023, the Wall Street Journal article entitled “2 Billion Default Followed Warnings to Everyone but Investors” reported that millions of dollars in payments were made from you to your CEO, Brad Heppner, and his related entities including:

•	$156.5 million to HCLP Nominees, L.L.C, a Hepner-related financial trust;

•	$14.2 million to Bradley Capital Company, L.L.C., which was used to pay for a private jet; and

•

$3.1 million to The Heppner Endowment for Research Organizations, L.L.C. (“HERO”) and Research Ranch Operating Company, L.L.C. (“RROC”), which are related to the Bradley Oaks Ranch (Mr. Hepner’s ranch)

We also note that you disclose a number of related party transactions with entities that Mr. Heppner has an interest. In order for investors to better understand the extent of Mr. Heppner’s interest my be different from your shareholders, provide a tabular presentation detailing all payments made to Mr. Heppner as well as to present any rights to payments, securities or other cash flows that are senior to those of your common shareholders.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 216 to 221 of Amendment No. 1 to include a tabular disclosure describing payments made to Mr. Heppner for his benefit for the periods required to be disclosed in the Form S-1 by relevant items of Regulation S-K as well as a description of equity interests held by Mr. Heppner or entities in which he has an interest.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 3

4.	Please provide all of the information required by the applicable provisions of Item 404 of Regulation S-K, including the following:

•

On page 170 of your annual report on Form 10-K for fiscal year ended March 31, 2023, you stated that Messrs. Jon and Steven Sabes contributed 1,452,155 shares of GWG’s common stock to a limited liability company (“SPV”) owned by a Related Entity and an entity held by one of the current directors of Ben Management, the general partner of BCG, in exchange for certain equity interests in the SPV. “Related Entity” or “Related Entities” include certain trusts that are directly or indirectly controlled by your CEO, Brad Heppner, and those entities are directly or indirectly held by such trusts. Please disclose the names of the Related Entities, Mr. Heppner’s relationship with the Related Entities, and the amount of shares received by each Related Entity.

•

On pages 170 to 171 of your annual report on Form 10-K for fiscal year ended March 31, 2023, you stated that on May 31, 2019, certain trusts included in the ExAlt Plan (the “LiquidTrust Borrowers”) executed a Promissory Note payable to GWG Life for a principal amount of $65.0 million that matures on June 30, 2023. Please disclose the names of the trusts and the basis on which such trusts are related persons.

•

On pages 172 of your annual report on Form 10-K for fiscal year ended March 31, 2023, you stated that on May 15, 2020, you, through your BCC subsidiary, executed a term sheet with the lender, HCLP, a Related Entity, to amend the First Lien Credit Agreement and Second Lien Credit Agreement dated September 1, 2017 and December 28, 2018, respectively. Please disclose the basis on which HCLP is a related person.

•

On page 174 of your annual report on Form 10-K for fiscal year ended March 31, 2023, you stated that in connection with the Second Amended and Restated Agreements, BHI, a Related Entity that owns a majority of the Class S Ordinary Units, Class S Preferred Units, Preferred A-0 Unit Accounts, Preferred A-1 Unit Accounts, and BCH FLP-1 Unit Accounts issued by BCH, will grant certain tax related concessions to HCLP as may be mutually agreed upon between the parties. Please disclose the basis on which BHI is a related person.

•

On page 175 of your annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “Relationship with Ben Securities,” you made a general statement that Ben Securities creates various conflicts of interest and incentives because, through your ownership of Ben Securities, you and your owners and employees receive profit participation, equity incentives or similar benefits, including your CEO, Ben Heppner. Please disclose names of the related persons, and the approximate dollar amount involved in the transactions, as required by Item 404 of Regulation S-K.

•

On page 178 of your annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “Administrative Services Agreement between Constitution Private Capital Company, L.L.C. (‘Constitution’) and Beneficient USA,” you stated that Constitution is an entity owned 50.5% by BHI and 49.5% by BMP and that it was acquired by a Related Entity in 1996. You further state on page 20 of your Form 10-K that BMP is owned by certain of your directors and senior employees. Please disclose the Related Entity that purchased Constitution, the identity and ownership percentages of the directors/employees that own BMP, as well as any relationship between Constitution/BMP and your CEO Brad Heppner.

•

On page 178 of your annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “Relationship with The Heppner Endowment for Research Organizations, L.L.C. (‘HERO’) and Research Ranch Operating Company, L.L.C. (‘RROC’),” you stated that HERO and RROC are indirectly owned by a Related Entity. Please disclose the Related Entity, any relationship between the Related Entity and your CEO, Brad Heppner. On page 179 of your

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annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “Relationship between Ben and Hicks Holdings LLC,” you stated that Hicks Holdings LLC, an entity associated with one of your current directors, is one of the owners and serves as the manager of a limited liability company and that a Related Entity also has ownership in the limited liability company. Please disclose the director associated with Hicks Holdings, the name of the limited liability company Hicks Holdings serves as a manager of, and the name of the Related Entity that has any ownership in the limited liability company.

•

On page 180 of your annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “Services provided by representatives of Ben and the trusts associated with the loans,” you stated that an independent party currently serves as trustee for the LiquidTrusts and certain of the other trusts in the associated ExAlt Plan but that previously an employee of yours and another individual served as cotrustees for these trusts. Please disclose the names of the other trusts, the names of the employee and the other individual that served as co-trustees if those parties remain your related parties to or any of your subsidiaries.

•

On page 185 of your annual report on Form 10-K for fiscal year ended March 31, 2023, under the heading “BCH FLP Unit Accounts,” you stated that BCH issued the BCH FLP-3 Unit Accounts to an entity controlled and directly or indirectly owned by your CEO, Brad Heppner. Please disclose the name of the entity in question and Mr. Heppner’s role in and ownership of such entity.

Response: The Company acknowledges the Staff’s comment and, except as provided below, has revised the disclosure throughout Amendment No. 1 accordingly.

With respect to the disclosure under the heading, “Relationship with Ben Securities,” the Company acknowledges the Staff’s comment and respectfully advises the Staff that the disclosure concerning Ben Securities was not included in response to Item 404 of Regulation S-K; rather, it was included to provide disclosure concerning the potential conflicts of interest that could arise or be perceived due to the nature of certain interests held by the Company’s officers, employees and directors. While certain allocations based on the revenue of Ben Securities are made pursuant to the BCH Eighth A&R LPA to BHI, as a result of its ownership of the BCH FLP-1 Unit Accounts, and to BMP, as a result of its ownership of the BCH FLP-2 Unit Accounts, such allocations are based in part on the overall performance of Ben Securities and are not derived from specific transactions between Ben Securities and the Company. In addition, to the extent any executive officers receive any commissions or other compensation relating to any specific transactions involving Ben Securities, such compensation would be reported under Item 402 of Regulation S-K if the executive officer would have been a named executive officer and, pursuant to Instruction 5 of Item 404 of Regulation S-K, no disclosure would be required. The Company respectfully maintains that there are no specific transactions involving Ben Securities that would be reportable under Item 404 of Regulation S-K and therefore, the Company believes that its relationship with Ben Securities does not constitute a related party transaction under Item 404 of Regulation S-K. Accordingly, the Company has relocated the disclosure under the heading “Relationship with Ben Securities” within the section “Certain Relationships and Related Party Transactions” and has clarified that it does not believe there are any reportable transactions between the Company and Ben Securities pursuant to Item 404 of Regulation S-K.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 5

Prospectus Summary

Forward Purchase Agreement, page 9

5.

We note your disclosure related to the Prepaid Forward Purchase Agreement between you and RiverNorth SPAC Arbitrage Fund. Please revise to disclose who RiverNorth agreed to purchase the shares from. In this regard we note that Section (1)(a)(i) of the Form of Prepaid Forward Purchase Agreement filed as Exhibit 10.27 refers to “redeeming shareholders” without identifying the shareholders. In addition, disclose if any of the redeeming shareholders are your related parties. If applicable, include this agreement in the related party transactions section of the registration statement or advise.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 10 and 11 of Amendment No. 1 to disclose that, to the Company’s knowledge, RiverNorth did not purchase any shares under the Forward Purchase Agreement from related parties of the Company.

Risk Factors, page 13

6.

Please include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale on the two additional registration statements on Form S-1 filed on July 19, 2023, as well as the securities that may be sold by RiverNorth under the forward purchase agreement. Also disclose that even though the current trading price is significantly below the SPAC IPO price, some of the selling securityholders have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

7.

We note that on page 55 of your Annual Report on Form 10-K for fiscal year ended March 31, 2023, you stated that on June 29, 2023 you had received a Wells Notice from the staff of the SEC’s Division of Enforcement, “stating that the Staff has made a preliminary determination to recommend that the SEC file a civil enforcement action against [you] alleging violations of certain provisions of the Securities Act and the Securities Exchange Act relating to your association with GWG Holdings.” We further note that you stated other parties, including your CEO, Brad Heppner, also received Wells Notices related to the investigation of GWG Holdings. Please revise your description of the SEC investigation to provide the information required under Item 103 of Regulation S-K, in particular a description of the factual basis alleged to underlie the contemplated proceedings. Please also revise to include a separate risk factor that discusses any potential material consequences and penalties you may face if the SEC proceeds with enforcement actions related to the Wells Notice including financial penalties and sanctions and the risk of losing the ability to sell securities using the Regulation D exemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46, 47, 193 and 194 of Amendment No. 1 to provide additional information on this matter. Although the Company does not believe such matter constitutes a “proceeding” reportable under Item 103 of Regulation S-K, the Company has provided similar information to that called for in Item 103 of Regulation S-K that it possesses related to the matter.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 6

8.

Please provide a separate risk factor that discusses, in detail, the related party transfer of funds received by Beneficient to related parties. In particular, the revised risk factor should address any payments or other interests held by your CEO, Brad Heppner, directly or as a beneficial owner/beneficiary, whether held through trusts, or other holdings. The disclosure should address both material holdings and aggregate holdings that:

•	have an ownership interest in Beneficient; or

•	have provided credit or funds that have a priority interest in Beneficient or its component parts, or in the event of bankruptcy, compared to the common shareholders.

Please further discuss the conflict of interest that could arise from a conflict between Mr. Heppner’s financial interests and those of Beneficient’s shareholders.

Response: The Company acknowledges the Staff’s comment and has included a risk factor discussing the Company’s related party transactions on page 58 of Amendment No. 1. The Company has included cross references to “Certain Relationships and Related Party Transactions” and “Executive Compensation – Payments to our Chief Executive Officer” to direct investors to additional disclosure regarding the Company’s related party transactions and payments made to Mr. Heppner or entities in which he has a financial interest.

9.

We note your disclosure on page 3 that GWG Holdings Inc., one of your significant equity holders, filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code, and the Bankruptcy Court for the Southern District of Texas confirmed GWG Holdings Inc.’s bankruptcy plan. We further note that per your annual report on Form 10-K for fiscal year ended March 31, 2023, GWG Holdings Inc. as of July 10, 2023 owned 169,751,487 shares or 72.4% of your Class A common stock. Please include a separate risk factor discussing both quantitatively and qualitatively the possible dilutive effect on your shares that could occur if the court orders the liquidation of GWG Holdings Inc.’s assets, including its holdings of your Class A common stock, and the selling of those shares in the open market.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

10.

We also note that you did not timely file a Form 10-K for the year ended March 31, 2023. Please update and revise your risk factor section to state that you did not timely file the report and that you may not be able to file timely in the future.

Response: The Company respectfully directs the Staff’s attention to the text of the Staff’s Compliance and Disclosure Interpretations No. 135.03, which states in relevant part that:

Rule 12b-25 provides that an annual or quarterly report shall be deemed timely filed if a Form 12b-25 making certain specified representations is filed no later than one business day after the due date of the annual or quarterly report, and the report itself is filed no later than fifteen or five calendar days, respectively, after the due date.

As the Company timely filed the relevant Form 12b-25 and filed its Form 10-K within the prescribed fifteen calendar day deadline after the initial due date of the Form 10-K, the Form 10-K is deemed to be timely filed. As such, the Company respectfully advises the Staff that no such disclosure is necessary.

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 7

11.

Because simultaneously with this offering your are also registering over 91 million shares of Class A Common Stock under the equity line purchase agreement with YA II PN, Ltd., please add risk factor disclosure to describe the dilutive effect of the formula or pricing mechanist on your share price as the result of the equity line purchase agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

12.

Revise to add a risk factor to disclose that the securities obtained by RiverNorth may create an artificial ceiling for your securities, as the purchaser has an incentive to recover its investment. Also note that, if the market price for your securities remains below the designated price, you may be obligated to issue senior preferred securities to RiverNorth, and you may never gain access to the full $20 million in reserved funds.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 60 of Amendment No. 1 accordingly.

Incorporation by Reference, page 54

13.

Please revise your prospectus to remove this section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D of Form S-1. Revise Form S-1 to provide all disclosure required by the form that currently is incorporated by reference, including, but not limited to the management’s discussion and analysis, financial statements, risk factors and the description of your business.

Response: The Company has revised Amendment No. 1 to remove the section “Incorporation by Reference” and has included the information previously incorporated by reference therein. However, the Company respectfully disagrees with the Staff’s conclusion that the Company’s “predecessor” is a shell company, and as a result, the Company is ineligible to incorporate by reference.

Instruction VII.D of Form S-1 provides that a registrant may incorporate by reference if, among other things, the registrant is not and during the past three years neither the registrant nor any of its predecessors was: (a) a blank check company as defined in Rule 419(a)(2); (b) a shell company, other than a business combination related shell company, each as defined in Rule 405 of Regulation C (“Rule 405”); or (c) a registrant for an offering of penny stock as defined in Rule 3a51-1 of the Securities and Exchange Act of 1934, as amended. Rule 405 defines predecessor as “a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.”

The Company believes that the structure of its business combination transaction with Avalon Acquisition Inc., a Delaware corporation (“Avalon” and such transaction, the “Business Combination”), and related transactions support the determination that the Company is not prohibited from incorporating by reference in a registration statement on Form S-1 because (i) the Company has never been a blank check company, a shell company or a registrant for the offering of penny stock and (ii) Avalon should not be considered a “predecessor” of the Company.

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The Company believes that the structure of the Business Combination with Avalon is distinguishable from the traditional de-SPAC structures contemplated by the Staff Statement on Select Issues Pertaining to Special Purpose Acquisition Companies issued March 31, 2021. In a traditional de-SPAC structure, a shell company acquires a target operating company by issuing shares of the shell company’s stock to the holders of the target, and by virtue of such transaction, the shell company remains the issuer with listed securities and becomes an operating company by succeeding to the business of the target. In an alternative de-SPAC “double dummy” structure, a new holding company with no operations is formed to facilitate the business combination, and such holding company becomes the listed issuer following the transaction. In both such cases, the listed issuer would have previously been a shell company, other than a business combination related shell company, as defined in Rule 405.

By contrast, in the Business Combination, at no point was the company that is now the listed issuer, Beneficient, a shell company. Prior to closing the Business Combination, the Company had operations and converted from a Delaware limited partnership named “The Beneficient Company Group, L.P.” (“BCG”) into a Nevada corporation named “Beneficient” (the “Conversion”). Pursuant to the terms of the Business Combination Agreement, dated September 21, 2022, by and among BCG, Avalon, Beneficient Merger Sub I, Inc., a Delaware corporation and direct, wholly-owned subsidiary of BCG (“Merger Sub I”), and Beneficient Merger Sub II, LLC, a Delaware limited liability company and direct, wholly-owned subsidiary of BCG (“Merger Sub II”), on June 7, 2023, Merger Sub I merged with and into Avalon (the “Avalon Merger”), with Avalon surviving the Avalon Merger (the “Avalon Merger Surviving Company”) as a wholly-owned subsidiary of the Company (the closing of the Avalon Merger, the “Closing”). On June 16, 2023, the Avalon Merger Surviving Company merged with and into Merger Sub II (the “LLC Merger”) with Merger Sub II surviving the LLC Merger as a wholly-owned subsidiary of the Company. The Company has advised us that it intends to dissolve Merger Sub II in due course. Beneficient structured the Business Combination transaction in such fashion for purposes of conforming with provisions in its governing documents concerning a public listing and not for the purpose of avoiding having been a former shell company.

In addition, the Company believes that Avalon does not meet the definition of a “predecessor” of the Company under Rule 405 because the Company did not acquire the “major portion of the business or assets” of Avalon. With respect to the business of Avalon, the stated business purpose of Avalon was to “effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.” In contrast, Beneficient’s business is to finance transactions that provide mid-to-high net worth individuals and small-to-midsized institutions with early exit solutions for their alternative asset investments. What limited business Avalon conducted prior to Closing ceased at the Closing and has not continued at Beneficient. Therefore, Beneficient does not believe that it acquired any of the business of Avalon. The accounting treatment for the Business Combination also supports the conclusion that Beneficient did not succeed to the business of Avalon. Due to the limited business conducted by Avalon, the Business Combination was accounted for as a capital transaction in substance and not a business combination under ASC 805, Business Combinations (“ASC 805”). As a result, the Company was treated as the accounting acquirer and Avalon was treated as the acquired company for financial reporting purposes per ASC 805. Accordingly, for accounting purposes, the Business Combination was treated similar to an equity contribution in exchange for the issuance of shares of common stock. Accordingly, the Company does not believe that it acquired the “major portion of the business” of Avalon.

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Further, the Company believes it did not acquire the major assets of Avalon pursuant to the definition of “predecessor” in Rule 405. As a special purpose acquisition company, Avalon’s primary asset was its trust account into which the net proceeds of Avalon’s initial public offering were deposited for the benefit of Avalon’s public stockholders (the “Trust Account”). Immediately prior to the Closing, the value of the Trust Account was approximately $218 million. To satisfy Avalon stockholder redemptions, immediately prior to Closing, approximately $191 million was removed from the Trust Account to pay such redeeming stockholders. Furthermore, at Closing, Avalon directed that $26.1 million be deducted from the Trust Account to cover transaction expenses, leaving only $1.8 million, or approximately 0.8% of the assets in the Trust Account immediately prior to Closing, in the Trust Account to be retained by the Avalon Merger Surviving Company following the Closing. Because substantially all of the assets of Avalon at the time of the Business Combination were used to pay redeeming stockholders and the vast majority of the assets of Avalon following the redemption were used at Closing per Avalon’s direction to pay transaction expenses, the Company did not acquire the “major assets” of Avalon. Therefore, the Company does not believe that Avalon should be considered the Company’s predecessor for the purposes of determining its eligibility to incorporate by reference under Instruction VII.D of Form S-1.

*     *     *     *     *     *

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Finance August 30, 2023 Page 10

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone, LLP

cc:	Brad K. Heppner, Chief Executive Officer
Gregory W. Ezell, Chief Financial Officer
James G. Silk, Esq., Chief Legal Officer
David B. Rost, Esq., General Counsel
Logan Weissler, Esq., Haynes and Boone, LLP
Alexa Cooper, Esq., Haynes and Boone, LLP